TSX: GAM / AMEX: GRS / BSX: GL7	1701 Hollis Street
Suite 400, Founders Square
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, July 16, 2008

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS): announces the following:

The Appointment of George Elliott to the Gammon Board of Directors

Mr. Elliott is a seasoned business leader with 35 years of experience in legal affairs and corporate finance throughout a variety of industries. Most recently, f rom 2000 to 2007, Mr. Elliott held the roles of Chairman and CEO for Titanium Corporation Inc. Prior to this , Mr. Elliott was senior counsel at the law firm Gowling Lafleur Henderson . Mr. Elliott has also served as an Executive Vice President of MCAP Financial, which manages over C$20 billion in mortgage investments for Canadian financial institutions. Mr. Elliott’s vast business experience will bring considerable strength to Gammon’s Board of Directors. In addition, Mr. Elliott will assume the position of Chair of the Nominating & Corporate Governance Committee. Mr. Elliott replaces Frank Conte who resigned from the Gammon Board of Directors effective July 2, 2008.

Mr. Fred George, Chairman and President of Gammon Gold commented, “Along with the progress we have made in achieving significant operational and financial improvements we continue to enhance the overall effectiveness of our Board by appointing seasoned professionals with proven track records that strengthen the Board’s overall independence and expertise. Mr. Elliott’s appointment, together with the recent appointment of Andre Falzon, who for most of his career was Vice President and Controller of Barrick Gold Corporation, will continue to serve this strategic objective.” Mr. George continued, “As we execute on our growth strategy we will continue to identify potential Board members who will best contribute to that strategy. On behalf of the Board of Directors I would like to welcome Mr. Elliott to Gammon Gold.”

Mr. Rene Marion, Chief Executive Officer of Gammon Gold commented, “I am pleased that Mr. Elliott has accepted the appointment to the Board of Directors. Coupled with his extensive Board experience, Mr. Elliott’s background in corporate finance and law adds tremendous strength to the Gammon Board and his focus on business development and relationship management will lend a unique perspective that will serve the Board well.” Mr. Marion continued, “As we continue to drive ongoing operational and financial improvements to the Company, we remain committed to creating a stronger and more strategic Board to support our growth strategy.”

Claim Against Gammon Gold Amended

The Company also stated that a previously filed statement of claim in which the Company was named as a defendant has been amended to, among other things, assert new claims and increase the damages sought from eighty million dollars to one hundred and sixty million dollars.

Gammon Gold considers the allegations in the amended statement of claim to be without merit and intends to vigorously defend itself.  The Company believes that it acted with appropriate care, diligence and skill at all times. In this litigation Gammon will be seeking, among other remedies, full recovery of its legal costs from the plaintiff.

Gammon remains focused on its operations which reported its third consecutive quarter of improvements resulting in another consecutive quarter of best ever production and operating cash flow in the history of the Company.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC.  US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements including without limitation, statements regarding future cash costs and production at Ocampo and El Cubo and the ability to continue to successfully implement the Company's Turn-Around Strategy, statements regarding the resource growth potential of Guadeloupe y Calvo, statements regarding the Company's ability to continue its improved cash flow performance may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon.  In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver.  These factors are set out in the Company’s annual information form.  The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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